Vaporin, Inc.
4400 Biscayne Blvd.
Miami, FL 33137

October 6, 2014

Via Email
Ms. Lyn Shenk
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Washington, DC  20549

Re:           Vaporin, Inc.
Response letter to SEC’s September 8, 2014 letter
Form 10-Q for Quarter Ended June 30, 2014
Filed August 8, 2014
File No. 000-55132

Dear Ms. Shenk:

Please find our responses to the comments received from you in your letter dated September 8, 2014 related to the Form 10-Q for the quarter ended June 30, 2014 for Vaporin, Inc. (“Vaporin” or the “Company”).

Form 10-Q for the quarter ended June 30, 2014

Notes to Unaudited Condensed Consolidated Financial Statements
Note 2 – Summary of Significant Accounting Policies
Revenue Recognition, page 8

1. Based on information available on your website, it appears that you offer a 30-day money back guarantee and a lifetime warranty for your products. Please tell us how you account for the guarantee and revise to expand your revenue recognition disclosure. Additionally, revise to include an accounting policy for the product warranty, including any significant estimates and assumptions utilized to calculate the liability and the amount accrued, with reference to ASC 460-10-50-8.

Response to Comment No. 1:

We acknowledge the Commission’s comment and will revise all future disclosures accordingly. Subsequent to the submission of our interim report on Form 10-Q for the quarter ended June 30, 2014, we have implemented a revised warranty program. Pursuant to the revised terms of the guarantee, the warranty period has been limited to a ninety-day term, warranty coverage is restricted to mechanical defects or poor workmanship and warranty coverage is limited to only those sales originating from the corporate website. We continue to offer a thirty-day money back guarantee and account for the guarantee in accordance with ASC 460. As of the filing of our interim report, we had limited operating history from which to develop a reasonable estimate of potential future liability. Additionally, the returns RMA’s received during the period and subsequent to the balance sheet date have been immaterial to our overall financial statements taken as a whole.

We will revise applicable accounting policies, as well as all future disclosures related to our warranty policy, to include the term of the guarantee and circumstances that would require us to perform under the guarantee. In addition, our future disclosures will also  include amounts related to the potential net maximum amount of undiscounted future payments that we may be required to pay under the terms of the warranty and a tabular reconciliation of the changes in our aggregate product warranty liability for each reporting period including the beginning balance of the aggregate product warranty liability, reductions in liability for payments made under the warranty, increase in the liability for accruals related to product warranties issued during the period, and the ending balance of the aggregate product warranty liability.

Ms. Lyn Shenk,
Branch Chief
Securities and Exchange Commission
October 6, 2014

Revised accounting policy disclosures:

USE OF ESTIMATES
The Company makes estimates and assumptions in the ordinary course of business relating to sales returns and allowances, warranty reserves, inventory reserves and reserves for promotional incentives that affect the reported amounts of assets and liabilities and of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Future events and their effects cannot be determined with absolute certainty; therefore, the determination of estimates requires the exercise of judgment. Historically, past changes to these estimates have not had a material impact on the Company's financial condition. However, circumstances could change which may alter future expectations.

FAIR VALUE OF FINANCIAL INSTRUMENTS
We have adopted FASB ASC 825, Financial Instruments, which requires disclosures of information about the fair value of certain financial instruments for which it is practicable to estimate that value. For purposes of this disclosure, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation.

The carrying amounts of the Company's short-term financial instruments, including accounts receivable, accounts payable, obligations to clients for returns and allowances, warranty provision, accrued expenses and net due to related parties approximates fair value due to the relatively short period to maturity for these instruments.

WARRANTY

A return program for defective goods is offered to all of the Company’s online customers. Customers are allowed to return defective goods within a specified period of time (90 days), after shipment. The Company records a liability for its defective goods allowance program at the time of sale for the estimated costs that may be incurred. The liability for defective goods is included in warranty provisions on the Consolidated Balance Sheets.

Changes in the Company’s obligations for return and allowance programs are presented in the following table:

Year Ended
	December 31, 2014	December 31, 2013
Estimated return and allowance liabilities at beginning of period	$	$

Costs accrued for new estimated returns and allowances	$	$

Return and allowance obligations honored

Estimated return and allowance liabilities at end of period	$	$

Ms. Lyn Shenk,
Branch Chief
Securities and Exchange Commission
October 6, 2014

2. Please disclose any differences in your accounting for revenue that may exist between online and non-online sales, and for any sales directly to end customers.

Response to Comment No. 2:

As a result of our increased business activities, and to further detail our recognition policies related to our revenue streams, we intend to revise our accounting policies related to revenue recognition and cost of sales in our future filings as follows:

Revenue Recognition
The Company recognizes ecommerce revenues and the related cost of goods sold  at the time the products are delivered to customers. Revenue generated through the Company’s brick and morter locations is recognized at the point of sale. Discounts provided to customers are accounted for as a reduction of sales. The Company records a reserve for estimated product returns in each reporting period. Shipping and handling fees charged to the customer are recognized as revenue at the time the products are delivered to the customer. Revenues are presented net of any taxes collected from customers and remitted to governmental authorities.

Cost of Goods Sold
Cost of goods sold includes cost of goods, occupancy expenses and shipping costs. Cost of goods consists of cost of merchandise, inbound freight expenses, freight-to-store expenses and other inventory related costs such as shrinkage, damages and replacements. Occupancy expenses consist of rent, depreciation and other occupancy costs, including common area maintenance, property taxes and utilities. Shipping costs consist of third party delivery services and shipping materials.

Note 7 – Notes Payable, page 11

3. Please tell us and disclose as appropriate the status of the $75,000 promissory note disclosed as due in June 2014.

Response to Comment No. 3:

In future reports, we will revise our disclosure to correctly reflect the maturity date of the note as July 24, 2014. In addition, we will disclose the following:

On September 16, 2014, the Company agreed with the holder of the Company’s 10% convertible note in the original principal amount of $75,000, maturing July 24, 2014, to amend the price per share at which the note was convertible from $10.00 to $7.50 (giving effect to the Company’s 1 for 50 reverse stock split effective September 8, 2014). The note was converted and the Company issued the holder 11,000 shares of common stock in full satisfaction of the Company’s obligations under the note.

4. It appears from disclosure in the statement of cash flows and the principal amount of convertible promissory notes disclosed in the table on page 11 that the principal amount remaining on the $175,000 10% secured promissory note due in August 2014 may be $75,000. Please advise.

Response to Comment No. 4:

The Company’s 10% secured convertible promissory notes due August 2014 in the original aggregate principal amount of $175,000 were issued in the form of separate notes to two investors, one in the original principal amount of $125,000, and one in the original principal amount of $50,000. As disclosed in Note 7, in February 2014, the Company repaid the principal and accrued interest owed to the holder of the $50,000 note for a sum total of $52,433, leaving the $125,000 note outstanding.

Ms. Lyn Shenk,
Branch Chief
Securities and Exchange Commission
October 6, 2014

In future reports, we will disclose the following:

On September 16, 2014, the Company agreed with the holder of the Company’s 10% convertible note in the original principal amount of $125,000, maturing August 29, 2014, to amend the price per share at which the note was convertible from $10.00 to $7.50 (giving effect to the Company’s 1 for 50 reverse stock split effective September 8, 2014). The note was converted and the Company issued the holder 18,334 shares of common stock in full satisfaction of the Company’s obligations under the note.

Note 9 – Stockholders’ Equity
(B) Private Placement, 14

5. On page 30 of the Form 10-K for the year ended December 31, 2013 you disclose that the common and preferred stock issued in the private placement in January 2014 were subject to a “Most Favored Nations” provision for a period of 12 months. Please tell us and disclose in greater detail the impact of such provision on these securities should it be in effect.

Response to Comment No. 5:

In response to this comment, in future reports we will revise our disclosure as follows:

In January 2014, the Company entered into stock purchase agreements with accredited investors pursuant to which they purchased 5,750,000 shares of common stock and 5,000,000 shares of Series B Preferred Stock at a price of $0.10 per share for net proceeds of $1,043,500. The Company paid placement agent fees of $31,500 in connection with the sale of common and preferred stock. The shares of common stock and the shares of Series B Preferred Stock issued are subject to a “Most Favored Nations” provision for a period of 12 months from the closing of the private placement. In the event the Company issues common stock at a price of less than $5.00 per share (giving effect to the Company’s 1 for 50 reverse stock split effective September 8, 2014), or derivative securities with an exercise or conversion price of less than $5.00 per share (a “Dilutive Issuance”), investors in the private placement will be issued additional shares of common stock such that the average price of the securities newly issued to such investors and the shares purchased by such investors in the private placement will be the price of securities issued in the Dilutive Issuance. The provision includes certain customary exceptions related to issuances in connection with splits, dividends, mergers, acquisitions and partnering arrangements and certain issuances to employees, directors and consultants.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Cash Flows from Operating Activities, page 17

6. Please note that your analysis of operating cash flows should focus on factors that directly affect cash, and not merely refer to results of operations prepared on an accrual basis, noncash items that do not affect cash, and items reported in the statement of cash flows or changes in line items presented in your balance sheet without discussing how such items directly affect cash. Refer to Section IV.B.1 of “Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations” available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance. Please revise your disclosure accordingly.

Ms. Lyn Shenk,
Branch Chief
Securities and Exchange Commission
October 6, 2014

Response to Comment No. 6:

We acknowledge the Commission’s comment and have reviewed the guidance provided by SEC Release No. 33-8350.  As a result of the additional understanding obtained from the guidance will revise all future disclosures related to liquidity and capital resources and more specifically to our cash flows from operating activities to omit non-cash activities and enhanced disclosures related to our actual cash activities so as not to limit this disclosure to a redundancy of the statement of cash flows.

Item 4. Controls and Procedures, page 18

7. It appears that your conclusion relates only to the portion of disclosure controls and procedures to which you refer rather than in regard to overall disclosure controls and procedures as fully defined in in Exchange Act Rules 13a-15(e) and 15d-15(e). Please represent to us your conclusion in regard to your overall disclosure controls and procedures as fully defined and revise your disclosure accordingly.

Response to Comment No. 7:

We represent our conclusion in regard to our overall disclosure controls and procedures as fully defined in Exchange Act Rules 13a-15(e) and 15d-15(e) as follows, and in the future our disclosure will take the corresponding form:

Evaluation of Disclosure Controls and Procedures. Our management carried out an evaluation, under the supervision of and with the participation of our Principal Executive Officer and Principal Financial Officer, required by Rule 13a-15 or 15d-15 of the Securities Exchange Act of 1934 (the “Exchange Act”) of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rule 13a-15(e) or 15d-15(e) under the Exchange Act. Based on their evaluation, our Principal Executive Officer and Principal Financial Officer concluded that our disclosure controls and procedures are effective as of the end of the period covered by our report on Form 10-Q for the quarter ended June 30, 2014 to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to our management, including our Principal Executive Officer and Principal Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

 The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Lyn Shenk,
Branch Chief
Securities and Exchange Commission
October 6, 2014

Should the Staff have any additional questions or comments after reviewing this response letter, we would appreciate an opportunity to discuss these comments or questions with the Staff prior to the distribution of another comment letter.  Please direct any questions concerning this response letter to Michael D. Harris, the Company’s legal counsel, at 561-471-3507, mharris@nasonyeager.com.

Sincerely yours,

/s/ Scott Frohman
Scott Frohman, Chief Executive Officer